UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

GRAFTECH INTERNATIONAL LTD.
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-13888	27-2496053
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

12900 Snow Road
Parma, Ohio 44130
(Address of Principal Executive Offices, including Zip Code)

John D. Moran
Vice President, General Counsel and Secretary
216-676-2000
(Name and telephone number, including area code, of the person to contact in connection with this filing)

Check the appropriate box below to indicated the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2013 to December 31, 2013

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Reasonable Country of Origin Inquiry: GrafTech International Ltd. (“GTI” or the “Company”) determined that in 2013, one conflict mineral (tungsten) is contained in a subsidiary’s product and is necessary to the functionality or production of that product.  During the Company’s reasonable country of origin inquiry about the tungsten in that product, the Company contacted the supplier of the product to determine the country of origin of the tungsten.  As a result of its engagement and communications with its direct supplier (and communications with its indirect supplier), the Company determined that the source of the tungsten in that product was 100% from scrap sources.  Therefore, the Company was not required to conduct due diligence on that necessary conflict mineral.

This information is also publicly available at the Company’s website at www.graftech.com. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAFTECH INTERNATIONAL LTD.

Date: June 2, 2014	By:	/s/ John D. Moran
John D. Moran Vice President, General Counsel and Secretary